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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701-5111 fax michael.kaplan@davispolk.com

November 20, 2020

Re:	ZIM Integrated Shipping Services Ltd. Draft Registration Statement on Form F-1 Submitted September 30, 2020 CIK No. 0001654126 CONFIDENTIAL

Ms. Irene Barberena-Meissner

Ms. Loan Lauren Nguyen

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Dear Ms. Barberena-Meissner and Ms. Nguyen:

On behalf of our client, ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (CIK No. 0001654126, the “Draft Registration Statement”) contained in the Staff’s letter dated October 27, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions including financial information for the nine months ended September 30, 2020. We are also sending, under separate cover, a copy of the Amended DRS and three marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on September 30, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 20, 2020

Draft Registration Statement on Form F-1

Industry and Market Data, page i

1.	We note your use of industry and market data throughout the prospectus derived from reports prepared by third-parties, including Alphaliner, PIERS, CTS, Glassdoor, Ipsos, and SeaIntel Maritime Analysis. Please revise to include the names and dates of these reports. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

Response:	In response to the Staff’s comment, the Company has revised page ii of the Amended DRS to include the names and dates of the reports prepared by any such third-parties. None of such third-party reports were commissioned by the Company and all are publicly available. Therefore, the Company respectfully submits that it is not required to file consents in accordance with Rule 436.

Non-IFRS Financial Measures

Reconciliation of Net Income (Loss) to Adjusted EBITDA, page 14

2.	We note that your tabular reconciliation of net income (loss) to EBITDA includes an adjustment for impairments, which is not traditionally included to arrive at the non-IFRS measure EBITDA. Please revise to include impairments as an adjustment in reconciling EBITDA to adjusted EBITDA. Refer to Compliance Disclosure and Interpretation on Non-GAAP Financial Measures, revised April 4, 2018, Question 103.01.

Response:	The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended DRS to include impairments as an adjustment in reconciling EBITDA to Adjusted EBITDA, rather than as an adjustment in reconciling net income (loss) to EBITDA.

Risk Factors

Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares, page 33

3.	We note your disclosure at page 123 that you have entered into a registration rights agreement with certain existing stockholders, pursuant to which such stockholders are entitled to request registration of their ordinary shares 180 days following the date of your prospectus. Please expand this risk factor to address and quantify the number of shares subject to such registration rights.

Response:	The Company respectfully advises the Staff that it has added disclosure on page 34 of the Amended DRS in which it will, prior to requesting acceleration of effectiveness, quantify the number of shares subject to the registration rights.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 20, 2020

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of ..., page 35

4.	We note your disclosure at page 127 that, as a foreign private issuer, the quorum required for your general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. Please expand this risk factor to address that your home country quorum requirement for general shareholder meetings potentially differs from the typical quorum requirements of U.S. listed public companies for such meetings.

Response:	The Company respectfully advises the Staff that it has concluded that it will comply with the requirements applicable to U.S. listed public companies and has added disclosure on page 150 of the Amended DRS to that effect.

Use of Proceeds, page 42

5.	We note the disclosure that you may use a portion of the net proceeds to service or repay certain outstanding debt. We also note disclosure elsewhere in your filing that you are highly leveraged and have short-term debt of approximately $356 million to be repaid in 2020. In regards to your plan to use a portion of net proceeds to service or repay certain outstanding debt, please revise to provide the information required by Item 3.C.4 of Form 20-F.

Response:	The Company respectfully advises the Staff that it has not yet finalized the use of proceeds from this offering. Once it does so, it will add a description of the interest rate and maturity date of the indebtedness that may be repaid with the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

6.	We note your recurrent reference to “utilization” with regard to your vessels, short-term charters and cooperation agreements. You disclose that for each service you operate you measure utilization on your dominant and counter-dominant leg in your risk factor for changing trading patterns. To the extent that utilization is a key performance indicator used in managing your business, please consider supplementing your discussion about utilization by discussing and analyzing the utilization rates for the dominant leg and counter-dominant leg across your five geographic trade zones for the periods presented. Refer to Section III.B.1 of SEC Release 33- 8350.

Response:	The Company respectfully advises the Staff that utilization is not a key performance indicator used in managing its business, and that disclosure of utilization rates is not necessary to an understanding of its financial condition, changes in financial condition and results of operations. In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended DRS to remove any discussion of utilization “rates” and to instead refer only to vessel utilization generically.

Although the Company’s management considers historical utilization as one of a number of pieces of information when forecasting its future operations, it does not review utilization on a trade-by-trade basis or use utilization as a measure of historical performance or profitability. Further, the Company does not believe that a discussion or analysis of utilization rates would be helpful to an investor. The Company respectfully notes that its competitors do not publicly disclose any measure of utilization, whether on a consolidated or trade-by-trade basis. In addition, there is no uniform benchmark in the industry as to how one would calculate or measure utilization. As such, the Company believes that disclosure of utilization rates would be of little use to an investor when comparing the Company to its peers or in evaluating its historical performance, and that utilization is therefore not a key performance indicator.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	4	November 20, 2020

Principal Shareholders, page 121

7.	Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by KSAC Europe Investments, S.a.r.l.

Response:	The Company respectfully advises the Staff that it has added disclosure on page 143 and 144 of the Amended DRS to name the entities and natural person who directly or indirectly exercise voting or investment control over the shares held by KSAC Europe Investments, S.a.r.l.

Agreements with Directors and Officers, page 123

8.	We note the disclosure that you have entered into certain employment or consulting agreements with your executive officers. Please revise to describe the material terms of the respective agreements and file such agreements as exhibits to your registration statement or provide analysis explaining why this is not necessary. For guidance, refer to Item 8 to Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 141 of the Amended DRS to describe the material terms of the respective agreements.

The Company respectfully does not believe that it is required to file its employment and consulting agreements with its executive officers (“Management Employment Agreements”). Item 601(b)(10)(iii)(A) of Regulation S-K generally requires to be filed any management contract or equity compensation plan in which any director or any of the named executive officers participates and any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance.

Although Item 601(b)(10)(iii)(A) would cover the Management Employment Agreements, pursuant to Item 601(b)(10)(iii)(C)(5), this requirement does not apply to a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1), and the public filing of the plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) and has been advised by Israeli counsel that no public filing of these agreements is required in Israel and has not otherwise publicly disclosed these agreements. Therefore, the Company respectfully submits that the Management Employment Agreements are not required to be filed under Item 601(b)(10)(iii)(A).

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	5	November 20, 2020

Description of Share Capital

Forum selection, page 128

9.	We note your disclosure that your amended and restated articles of association provide that unless you consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for certain actions, including any "derivative action." However, we note that this provision will not apply to Securities Act claims based on your disclosure that unless you consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, the federal district courts of the United States of America will be the exclusive forum for Securities Act claims. Please disclose whether this provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your amended and restated articles of association states this clearly.

Response:	The Company respectfully advises the Staff that it has revised the disclosure on pages 151 and 152 of the Amended DRS to clearly state that such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and will ensure that its amended and restated articles of association state this clearly.

Notes to the Consolidated Financial Statements

1 Reporting Entity

(b) Financial Position, page F-11

10.	We note that in fiscal year 2018 you entered into a strategic operational cooperation with the 2M Alliance. Please disclose your accounting policy with respect to your cooperation agreement with 2M Alliance, including the nature, extent and financial effects of your interests in the cooperation agreement, and other pertinent disclosures as outlined in IFRS 12.20 through 12.23.

Response:	The Company respectfully advises the Staff that it has added disclosure on page F-20 of the Amended DRS to provide additional information on the strategic operational cooperation agreements with the 2M Alliance (the “2M Alliance Agreements”). The 2M Alliance Agreements are slot exchange agreements (swap between separate services), vessel sharing agreements (swap within the same services) and slot charter agreements. According to the 2M Alliance Agreements, the Company and the 2M Alliance swap slots on vessels which are operated by the parties. In addition, the Company purchases a predetermined number of slots on the vessels operated by the 2M Alliance at an agreed price. The parties may also offer each other additional slots.

The Company respectfully advises the Staff that the 2M Alliance Agreements do not meet the definition of “joint arrangements” as defined in IFRS 11. Each of the parties generates freight revenues from its own customers, and each party to the 2M Alliance Agreements operates its own vessels. Accordingly, there is no “joint control” over relevant activities as described in IFRS 11.7. As a result, the Company respectfully submits that the disclosure requirements in IFRS 12.20 through 12.23 do not apply to the 2M Alliance Agreements.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	6	November 20, 2020

(j) Revenue Recognition from Shipping Services and Related Expenses, page F-26

11.	Please disclose your revenue recognition policy with respect to non-containerized freight and demurrage.

Response:	The Company respectfully advises the Staff that revenues derived from demurrage, value-added services and non-containerized cargo each constitute up to approximately 5% of the Company's revenues in any given period. However, the Company has included additional disclosure in Note 3(j) to its audited financial statements on page F-35 of the Amended DRS to disclose its revenue recognition policy with respect to “Other revenues”, which are mainly comprised of demurrage, value-added services and non-containerized cargo.

Item 8. Exhibits and Financial Statement Schedules, page II-2

12.	It appears the strategic cooperation agreement you entered into with 2M Alliance in September 2018 is material to your business. In this regard we note your disclosure that a termination of this or any future cooperation agreement you may enter into could adversely affect your business, financial condition and results of operations. Please file this agreement with 2M Alliance as an exhibit or tell us why you believe it is not required to be filed. Refer to Part II, Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully submits that it does not believe its strategic cooperation agreements with the 2M Alliance (the “2M Alliance Agreements”) are the type of "material contract" required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10) a contract that is otherwise material is not required to be filed as an exhibit if the contract is made in the ordinary course of business (subject to certain exceptions). Pursuant to the rule, "[i] If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories . .. .." Among these, the only relevant category would be “any contract upon which the registrant's business is substantially dependent [...].”

The 2M Alliance Agreements are slot exchange agreements (swap between separate services), vessel sharing agreements (swap within the same services) and slot charter agreements, and are "ordinary course" contracts, because an agreement with respect to a container shipping alliance is the type of contract that ordinarily accompanies the kind of business conducted by the Company. Further, although the 2M Alliance Agreements do provide the Company with benefits, the Company’s business is not substantially dependent on the 2M Alliance Agreements. Insofar as such agreements relate to swaps, the Company does not generate any material incremental revenue from the agreements, as the Company is essentially replacing the revenue it would generate from its own slots or vessels with the revenue it generates from slots or vessels from 2M Alliance members. In terms of slot charter agreements, the Company advises the Staff that purchases of slots from 2M Alliance members comprise less than 10% of its aggregate operating costs, and if the Company were not purchasing such slots from 2M Alliance members, it could readily identify other counterparties from which to purchase additional slots. As evidence of this, the Company operated for many years prior to entering into the 2M Alliance Agreements, and believes that it would similarly continue to operate if the agreements were terminated. We note that, as disclosed in the Amended DRS, one of the Company’s peers, HMM, consummated the termination of its strategic cooperation with 2M in April 2020, and continues to operate in the ordinary course. Given this, the Company is not substantially dependent on the 2M Alliance Agreements, and is therefore not required to file such agreements as exhibits to the Amended DRS.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	7	November 20, 2020

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Eli Glickman, Chief Executive Officer and President of the Company

Noam Nativ, Executive Vice President, General Counsel and Company Secretary of the Company
Pedro J. Bermeo, Davis Polk & Wardwell LLP